                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5) *


                          M/I Schottenstein Homes, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Shares, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   55305B-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)
       [ ] Rule 13d-1(c)
       [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 7 Pages

CUSIP NO. 55305B-10-1                 13G                     PAGE 2 OF 7 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Certain members of the Irving E. Schottenstein family, individually and as trustees of trusts for the benefit of members of such family, are filing this Amendment No. 5 to Schedule 13G as a group. The members of the group are Irving E. Schottenstein, Robert H. Schottenstein, Steven Schottenstein, Gary L. Schottenstein and Linda S. Fisher.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a)   X
                                                                      -----
                                                                  (b)
                                                                      -----
3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  2,334,500 (See Item 4 below for number of shares beneficially owned by each member of  group)

6.       SHARED VOTING POWER
                     -0-

7.       SOLE DISPOSITIVE POWER
                  2,334,500 (See Item 4 below for number of shares beneficially owned by each member of  group)

8.       SHARED DISPOSITIVE POWER
                     -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,334,500 (See Item 4 below for number of shares beneficially owned by each member of  group)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  31.1% (See Item 4 below for percent of class owned by each member of group)

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

Item 1(a).  Name of Issuer.
---------------------------

                  M/I Schottenstein Homes, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
------------------------------------------------------------

                  3 Easton Oval
                  Columbus, Ohio 43219

Item 2(a).  Name of Person Filing.
----------------------------------

                  Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain members of the Irving E. Schottenstein family, individually and as trustees of trusts for the benefit of members of such family, are filing this Amendment No. 5 to Schedule 13G as a group.

                  The individual members of the group on behalf of whom this Amendment No. 5 to Schedule 13G is being filed consist of:

         Irving E. Schottenstein, individually and as trustee of trusts for the benefit of his lineal descendants

         Robert H. Schottenstein, individually and as trustee of trusts for the benefit of his minor children

         Steven Schottenstein, individually and as trustee of trusts for the benefit of his minor children

         Gary L. Schottenstein, individually

         Linda S. Fisher, individually and as trustee of trusts for the benefit of her minor children

Item 2(b).  Address of Principal Business Office or, if None, Residence.
------------------------------------------------------------------------

                  c/o Irving E. Schottenstein
                  3 Easton Oval
                  Columbus, Ohio 43219

Item 2(c).  Citizenship.
------------------------

                  United States

Item 2(d).  Title of Class of Securities.
-----------------------------------------

                  Common Shares, $.01 par value

Item 2(e).  CUSIP Number.
-------------------------

                  55305B-10-1


                               Page 3 of 7 Pages

Item 3.
-------

                  Not Applicable

Item 4.  Ownership.
-------------------

                  (a) Amount beneficially owned: 2,334,500 Common Shares as of December 31, 2001 (1)

                  (b)      Percent of class:  31.1% as of December 31, 2001 (1)

                  (c)      Number of Common Shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    2,334,500 as of December 31, 2001 (1)

                           (ii)     Shared power to vote or to direct the vote:

                                    None

                           (iii) Sole power to dispose or to direct the disposition of:

                                    2,334,500 as of December 31, 2001 (1)

                           (iv) Shared power to dispose or to direct the disposition of:

                                    None

--------------------


                  (1) The following information is provided as of December 31, 2001. As of such date, 2,254,900 of such Common Shares are beneficially owned by Irving E. Schottenstein. Irving E. Schottenstein is the trustee of (i) the Irving and Frankie Schottenstein Trust which holds 453,300 Common Shares (6.1%), and (ii) the Steven Schottenstein Descendants Trust which holds 54,800 Common Shares (0.7%), and exercises all rights with regard to such Common Shares. Irving E. Schottenstein is also the trustee, pursuant to trust agreements dated August 1986, as amended, of trusts for the benefit of his four children: Robert
H. Schottenstein (405,000 Common Shares) (5.4%), Steven Schottenstein (430,200 Common Shares) (5.7%), Gary L. Schottenstein (405,600 Common Shares) (5.4%) and Linda S. Fisher (490,000 Common Shares) (6.5%). As trustee, Irving E. Schottenstein is empowered to exercise all rights with regard to such Common Shares and, with the agreement of each beneficiary, amend each trust. Irving E. Schottenstein also beneficially owns 16,000 Common Shares (0.2%) that underlie exercisable stock options.

                  This amount also includes: 28,300 Common Shares (0.4%) beneficially owned by Robert H. Schottenstein; 28,300 Common Shares (0.4%) beneficially owned by Steven Schottenstein; 3,700 Common Shares (0.05%) beneficially owned by Gary L. Schottenstein; and 19,300 Common Shares (0.3%) beneficially owned by Linda S. Fisher.



                               Page 4 of 7 Pages

                  Each of the undersigned disclaims beneficial ownership of the Common Shares owned by the other members of his or her family, and this filing shall not be an admission that any of the undersigned is, for purposes of
Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such Common Shares of another of the undersigned.

Item 5.  Ownership of Five Percent or Less of a Class.
------------------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------------------------------------------------------------------------

                  Not Applicable

Item 7.  Identification and Classification of the Subsidiary
------------------------------------------------------------
           Which Acquired the Security Being Reported on by the
           ----------------------------------------------------
           Parent Holding Company or Control Person.
           -----------------------------------------

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.
-------------------------------------------------------------------

                  In lieu of a separate exhibit, please see Item 2(a).

Item 9.  Notice of Dissolution of Group.
----------------------------------------

                  Not Applicable

Item 10.  Certifications.
-------------------------

                  Not Applicable



                               Page 5 of 7 Pages

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*


Dated:  February 11, 2002


/s/ Irving E. Schottenstein
--------------------------------------------
Irving E. Schottenstein
individually and as trustee

By: /s/ Irving E. Schottenstein
    ----------------------------------------
Name:  Irving E. Schottenstein

Attorney-in-Fact for the
Following Persons:

Robert H. Schottenstein
individually and as trustee

Steven Schottenstein
individually and as trustee

Linda S. Fisher
individually and as trustee


/s/ Gary L. Schottenstein
--------------------------------------------
Gary L. Schottenstein
individually


--------------------------------------------

                  * In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 5 to the Schedule 13G filed on August 13, 1997 (as amended by Amendment No. 1 filed on October 17, 1997, Amendment No. 2 filed on February 16, 1999, Amendment No. 3 filed on February 11, 2000 and Amendment No. 4 filed on February 13, 2001, the "Schedule 13G") with the Securities and Exchange Commission on behalf of the above listed parties, is filed pursuant to an agreement among the above listed parties, which is attached hereto as EXHIBIT A. The Powers of Attorney authorizing Irving E. Schottenstein to act on behalf of each of the above listed parties (other than Gary L. Schottenstein) are attached to the Schedule 13G.



                               Page 6 of 7 Pages

                                    EXHIBIT A
                                    ---------


                  Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 5 to Schedule 13G, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Dated:  February 11, 2002


/s/ Irving E. Schottenstein
--------------------------------------------
Irving E. Schottenstein
individually and as trustee

By: /s/ Irving E. Schottenstein
    ----------------------------------------
Name: Irving E. Schottenstein**

Attorney-in-Fact for the
Following Persons:

Robert H. Schottenstein
individually and as trustee

Steven Schottenstein
individually and as trustee

Linda S. Fisher
individually and as trustee


/s/ Gary L. Schottenstein
--------------------------------------------
Gary L. Schottenstein
individually



--------------------------------------------
                  ** The Powers of Attorney authorizing Irving E. Schottenstein to act on behalf of each of the above listed parties (other than Gary L. Schottenstein) are attached to the Schedule 13G.



                               Page 7 of 7 Pages